UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009;

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission file number: 001-14901

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

CONSOL Energy Inc. Investment Plan for Salaried Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOL Energy Inc.

CNX Center

1000 CONSOL Energy Drive

Canonsburg, PA 15317

Registrant’s telephone number including area code: 724-485-4000

CONSOL Energy Inc.

Investment Plan for

Salaried Employees

Index

December 31, 2009 and 2008

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available For Benefits	3

Notes to Financial Statements	4-24

Supplemental Schedule

Schedule H, Part IV line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	26-36

Note:      Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Signatures	37

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Investment Plan Committee, Audit Committee, and Participants of

    CONSOL Energy Inc. Investment Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ McCRORY & McDOWELL LLC
Pittsburgh, Pennsylvania
June 25, 2010

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

	December 31
(in thousands of dollars)	2009	2008
ASSETS

Investments at Fair Value
Stable Value Fund	$595,800	$565,138
Interests in Registered Investment Companies	216,886	140,899
Collective Trusts	44,696	54,209
Pooled Separate Accounts	0	1,105
E.I. DuPont de Nemours & Company Common Stock	33,314	27,051
CONSOL Stock Fund	154,827	99,289
CNX Stock Fund	26,551	23,829
Daimler Chrysler AG Common Stock	39	33
Participant Loans	15,772	13,995

	1,087,885	925,548

Due from Broker for Securities Sold	985	106

Cash	277	175

Net Assets Reflecting All Investments at Fair Value	1,089,147	925,829

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(11,414)	10,376

NET ASSETS AVAILABLE FOR BENEFITS	$1,077,733	$936,205

The accompanying notes are an integral part of these financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

(in thousands of dollars)	For the Year Ended December 31, 2009

Additions to Net Assets Attributable to:

Contributions:
Participants – Contributions	$38,717
Participants – Rollovers	12,685
Employer	24,318
Merged Plan	3,898

79,618

Investment Income:
Interest and Dividends	8,476
Net Appreciation in Fair Value of Investments	162,789

171,265

Total Additions	250,883

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	109,230
Administrative Expense	125

Total Deductions	109,355

Net Additions	141,528

Net Assets Available for Benefits
Beginning of Year	936,205

END OF YEAR	$1,077,733

The accompanying notes are an integral part of these financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2009 and 2008

1. DESCRIPTION OF PLAN

The following brief description of CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined-contribution plan established in 1953. Salaried, operations and maintenance, production and maintenance, and warehouse and maintenance employees of CONSOL Energy Inc. and participating employers (“CONSOL Energy” or the “Company”) are eligible to participate in the Plan on the first day of the first full pay period following the start of regular full-time employment. In addition, casual employees are eligible to participate in the Plan upon completion of 1,000 or more hours of service within a 12 consecutive month period, commencing on the employee’s employment date or reemployment date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective at close of day December 31, 2008, the net assets of AMVEST Corporation Profit Sharing/401(k) Plan, AMVEST Minerals Company 401(k) Retirement Plan, AMVEST Retiree Medical Savings Plan, and Southern West Virginia Resources, L.L.C. 401(k) Profit Sharing Plan and Trust were merged into the Plan. At the time of these mergers, participants in the aforementioned plans became part of the Plan.

Effective January 31, 2009, certain net assets of Rochester & Pittsburgh Coal Company 401(k) Savings and Retirement Plan (“R&P Plan”), consisting of the R&P net asset balances of existing Plan participants, were merged into the Plan. The net assets transferred into the Plan became 100% vested in accordance with the vesting schedule of the Plan.

During 2009 and 2008, the Plan offered CONSOL Energy common stock (“CONSOL Stock Fund”) and CNX Gas Corporation (“CNX Gas”) common stock (“CNX Stock Fund”) as investment options. The CONSOL Stock Fund and CNX Stock Fund investment options are an Employee Stock Ownership Plan (“ESOP”), whereby participants in the Plan are given the opportunity to elect to receive cash for dividends declared on CONSOL Energy and CNX Gas stock. If a participant does not make an election, the dividends are reinvested in the respective stock fund.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

1. DESCRIPTION OF PLAN (Continued)

Contributions – During the year 2009 participants could, with certain restrictions, contribute a maximum of 75% of eligible compensation to the Plan. Newly eligible employees automatically become participants in the Plan beginning with the first payroll deduction following forty-five days of employment (as defined by the Plan) and contribute at the rate of 6% of eligible compensation (4% for employees of Fairmont Supply Company and its subsidiaries), unless the participant elects not to contribute. A participant may also designate from 1% to 75% (not to exceed $10,000) of any quarterly or annual incentive compensation payment as a supplemental contribution. Contributions may be made with before-tax or after-tax dollars.

CONSOL Energy matches these contributions (excluding deferrals of incentive compensation payments), dollar for dollar, up to 6% of eligible compensation (as defined by the Plan). Contributions made by employees of Fairmont Supply Company and its subsidiaries, one of the participating employers qualified as a separate line of business, are matched fifty cents on every dollar up to 12% of eligible compensation. Matching contributions for certain participants of the Plan are considered nonforfeitable, safe-harbor contributions within the meaning of that term under the final Internal Revenue Code (the “Code”) 401(k) and 401(m) regulations.

In addition, certain eligible employees of Fairmont Supply Company and its subsidiaries receive qualified non-elective contributions equal to $1,500 per year. Certain eligible employees of CNX Gas also receive qualified non-elective contributions equal to 3% of eligible compensation. The Company may also make discretionary contributions to the Plan ranging from 1% to 4% of eligible compensation for eligible employees (as defined by the Plan). There were no such discretionary contributions made by the Company for the years ending December 31, 2009 and 2008. Total contributions credited to a participant’s account (employee and employer, exclusive of catch-up contributions) may not exceed $49,000 and $46,000 for the years 2009 and 2008, respectively.

Net assets with fair values of approximately $3,898,000, representing certain investments of the R&P Plan, were transferred into the Plan as of the effective date of the merger and are included in the “merged plan” line within the statement of changes in net assets available for benefits.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

1. DESCRIPTION OF PLAN (Continued)

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan investment earnings and is charged with an allocation of administrative expenses and plan investment losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options – Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the funds included in the supplemental schedule of assets held for investment purposes at end of year, which is attached to these financial statements, except for CNX Stock Fund (effective June 1, 2010, see Note 8), E.I. DuPont de Nemours & Company (“DuPont”) Common Stock, Daimler Chrysler AG (“Daimler”) Common Stock, and Fidelity Investments Low Price Stock Fund. These options are no longer available to Plan participants.

Vesting – Participants are immediately vested in their voluntary contributions, the Company’s matching contributions, and any qualified non-elective contributions or discretionary contributions made by the Company plus actual earnings (losses) thereon.

Participant Loans – Participants may borrow up to one-half of their account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence), are secured by the balance in the participant’s account, and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits – Participants who retire from active service may elect to defer withdrawals until April 1 of the calendar year following the year in which the participant attains age 70 1/2. They may also elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the employee’s actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee’s retirement, death, termination, attainment of age 59 1/2 or defined hardship. At December 31, 2009 and 2008, approximately $280,000 and $234,000 was payable to withdrawing participants, respectively.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

1. DESCRIPTION OF PLAN (Continued)

Forfeitures – Forfeited balances are either used to reduce future Company contributions or the reasonable expenses of the administration of the Plan. At December 31, 2009 and 2008, forfeited accounts totaled approximately $10,000 and $131,000, respectively.

Plan Termination – Although it has not expressed any intent to do so, CONSOL Energy has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. This applies even when the contracts are not held directly by the Plan but are underlying assets in a collective trust investment held by the Plan. In 2008, the Plan invested in an investment contract through a collective trust (Wachovia Bank, N.A. Diversified Stable Value Fund). Contract value for this collective trust was based on the net asset value of the fund as reported by the investment advisor.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Plan also has direct holdings of fully benefit-responsive investment contracts in its Stable Value Fund (“SVF”). The SVF is comprised of guaranteed investment contracts (“GIC”) and synthetic GICs (“SYN”), all of which are held with multiple insurance companies. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their SVF investment at contract value for Plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include amendments to Plan documents (including complete or partial Plan termination or merger with another plan), changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, bankruptcy of the Company or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transactions under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. Additionally, there are no reserves against contract value for credit risk of the contract issuer or otherwise.

Based on certain events specified in fully benefit-responsive investment contracts (i.e. GICs and SYNs), both the Plan and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan sponsor’s receipt of a final determination notice from the Internal Revenue Service that the Plan does not qualify under Section 401(a) of the Code.

•	The Plan ceases to be exempt from federal income taxation under section 501(a) of the Code.

•	The Plan or its representative breaches material obligations under the investment contract such as failure to satisfy its fee payment obligations.

•	The Plan or its representatives makes a material misrepresentation.

•	The Plan makes a material amendment to the Plan and/or the amendment adversely impacts the issuer.

•	The Plan, without the issuer’s consent, attempts to assign its interest in the investment contract.

•	The balance of the contract value is zero or immaterial.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

•	Mutual consent.

•	The termination event is not cured within a reasonable time period, i.e., 30 days.

For SYNs, additional termination events include the following:

•	The investment manager of the underlying securities is replaced without the prior written consent of the issuer.

•	The underlying securities are managed in a way that does not comply with the investment guidelines.

For GICs, the contract value is adjusted to reflect a discounted value based on surrender charges and other penalties at termination. For SYNs, termination is at market value of the underlying securities less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a SYN that terminates with another SYN issuer. Both options help maintain stable contract value.

The statements of net assets available for benefits presents the fair value of the fully benefit-responsive investment contracts and investment in the collective trust as well as the adjustment of the fully benefit-responsive investment contracts and investment in the collective trust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value (see Note 3).

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of DuPont, Daimler, CONSOL Energy and CNX Gas common stock are based on the average cost of the securities sold. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits – Benefits are recorded when paid.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses – Certain administrative expenses of the Plan, such as trustee fees, accounting and legal fees are provided to the Plan by CONSOL Energy without cost. Other administrative expenses are borne by the Plan.

Use of Estimates – The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

New Accounting Pronouncements – In April 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The new guidance, which is now part of the FASB Accounting Standards Codification (“ASC”) Fair Value Measurements and Disclosures Topic, requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in the FASB ASC Investments – Debt and Equity Securities Topic. The provisions of the new guidance were effective for the Plan year ending December 31, 2009 and were applied prospectively. Although the provisions of this new guidance did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures as part of its financial statements (see Note 3).

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In May 2009, the FASB issued new standards that are intended to establish principles and requirements for subsequent events. In February 2010, the FASB issued additional guidance regarding these standards and removed the requirement for a Securities and Exchange Commission (“SEC”) filer to disclose the date through which subsequent events have been evaluated. Management’s responsibility to evaluate subsequent events through the date of issuance remains unchanged. The adoption of these standards during 2009 had no financial impact on the Plan’s financial statements, but has expanded disclosures regarding the Plan’s subsequent events (see Note 8).

In June 2009, the FASB established the FASB Accounting Standards Codification (the “Codification”), which officially commenced July 1, 2009, to become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. All other accounting literature excluded from the Codification is considered nonauthoritative. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Plan has removed all other references to legacy accounting standards and has adopted a plain English approach to disclosures regarding accounting guidance. Additionally, any references made to authoritative accounting literature are now referenced in accordance with the Codification.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In September 2009, the FASB issued new guidance on the fair value measurements and disclosures of investments in certain entities that calculate net asset value per share (or its equivalent). This guidance applies to investments that do not have readily determinable fair values and are made to entities having all the attributes of an investment company specified under current US GAAP or made to entities in which it is industry practice for the investee to issue financial statements in a manner consistent with US GAAP for investment companies. The new guidance permits a reporting entity, as a practical expedient, to estimate the fair value of an investment within its scope using net asset value per share of the investment (or its equivalent) without adjustment, as long as the net asset value is calculated as of the reporting entity’s measurement date in a manner consistent with the measurement principles of FASB ASC Financial Services – Investment Companies Topic. The new guidance also requires certain disclosures about the attributes of investments measured at net asset value, such as the nature of any restrictions on the investor’s ability to redeem its investment at the measurement date or any unfunded capital commitments. The adoption of this guidance for the Plan year ended December 31, 2009 did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued new guidance to improve disclosures related to fair value investments. The new guidance requires expanded fair value disclosures, including the reasons for significant transfers between Level 1 and Level 2 and the amount of significant transfers into each level disclosed separately from transfers out of each level. For Level 3 fair value measurements, information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements shall be presented separately on a gross basis, rather than as one net number. In addition, clarification is provided about existing disclosure requirements, such as presenting fair value measurement disclosures for each class of assets and liabilities that are determined based on their nature and risk characteristics and their placement in the fair value hierarchy (that is, Level 1, 2, or 3), as opposed to each major category of assets and liabilities, as required in the previous guidance. Disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements will be required for fair value measurements that fall in either Level 2 or Level 3. The new disclosure requirements will be effective for the Plan year ending December 31, 2010 with the exception of the requirement to separately disclose purchases, sales, issuances, and settlements which will be effective for the Plan year ending December 31, 2011. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

3. FAIR VALUE MEASUREMENTS

US GAAP for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. These measurements are classified into a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of the fair value hierarchy are described below:

•

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted market prices in markets that are not active or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

•	Level 3: Unobservable inputs for the asset or liability. These inputs reflect the Plan’s assumptions about the assumption a market participant would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

3. FAIR VALUE MEASUREMENTS (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value.

Stable Value Fund – The SVF is comprised GICs and SYNs, all of which are held with multiple insurance companies. These fully benefit-responsive contracts are valued at fair value on the statements of net assets available for benefits and are credited with actual earnings on the underlying investments and charges for participant withdrawals and administrative expenses. GIC contracts are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations (similar to weighted average life) considering the credit-worthiness of the issuer. SYN contracts are comprised of two components, an underlying asset and a “wrapper” contract. Fair value of SYN contracts are calculated based on the market values of the underlying securities. At December 31, 2009, the fair value of the wrapper is determined using a discounted cash flow model which considers recent rebids, discount rates, and the duration of the underlying portfolio. At December 31, 2008, the fair value of the wrapper contracts was valued at the net present value of all future fees that would have been paid to the contract issuer. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of GIC contracts. The wrapper contracts provide that benefit-responsive securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, disability, or death, or participant-directed transfers, in accordance with the terms of the Plan (see Note 4).

Interests in Registered Investment Companies – The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

3. FAIR VALUE MEASUREMENTS (Continued)

Collective Trusts – Collective trusts without investments in fully benefit-responsive investment contracts are valued at the net asset values per unit as determined by the collective trusts as of the valuation date, which approximates fair value. The fair value of the Wachovia Bank, N.A. Diversified Stable Value Fund held by the Plan on December 31, 2008 was determined by using a discounted cash flow model which considered recent fee rebids as determined by recognized dealers, discount rates, and the duration of the underlying portfolio securities. The Plan’s interest in the Wachovia Bank, N.A. Diversified Stable Value Fund was valued at fair value based on information reported by the investment advisor using the audited financial statements of this collective trust at year-end. Collective trusts are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market. Collective trusts held by the Plan provide for daily redemptions by the Plan at reported net asset value with no advance notice requirement. The Plan is permitted to redeem investment units at net asset value on the measurement date.

Pooled Separate Accounts – The Plan held twenty-four pooled separate account investment funds on December 31, 2008 under its contract with John Hancock Life Insurance Company (“John Hancock”). Investments in pooled separate accounts were valued on a per unit market value basis as determined by John Hancock, which reflected the fair value of the investments comprising the separate pooled funds.

Common Stocks and Common Stock Funds – DuPont Common Stock, CONSOL Stock Fund, CNX Stock Fund, and Daimler Common Stock are all stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year.

Participant Loans – Participant loans are valued at their amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

3. FAIR VALUE MEASUREMENTS (Continued)

The following tables present the fair value of the Plan assets recorded at fair value on a recurring basis segregated among the appropriate levels within the fair value hierarchy for Plan years 2009 and 2008:

(in thousands of dollars)	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Stable Value Fund:
U.S. Government Security Fund	$11,973	$0	$0	$11,973
Fixed Income Mutual Fund	86,098	0	0	86,098
Guaranteed Investment Contracts	0	68,009	0	68,009
Fixed Income Collective Trusts	0	350,355	0	350,355
Other Fixed Income Funds	0	38,204	88	38,292
Short-Term Investment Fund	0	36,262	0	36,262
Wrap Contracts	0	4,811	0	4,811

Total Stable Value Fund	98,071	497,641	88	595,800

Registered Investment Companies:
Foreign Large-Cap Value Fund	899	0	0	899
Foreign Large-Cap Blend Funds	44,022	0	0	44,022
Mid-Cap Growth Funds	30,545	0	0	30,545
Mid-Cap Blend Fund	8,069	0	0	8,069
Mid-Cap Value Fund	14,715	0	0	14,715
Intermediate-Term Fixed Income Funds	48,364	0	0	48,364
Large-Cap Blend Fund	30,379	0	0	30,379
Large-Cap Value Fund	22,147	0	0	22,147
Large-Cap Growth Fund	17,746	0	0	17,746

Total Registered Investment Companies	216,886	0	0	216,886

Collective Trusts:
Mid-Cap Blend Fund	0	7,520	0	7,520
Index Fund	0	37,176	0	37,176

Total Collective Trusts	0	44,696	0	44,696
Common Stock:
E.I. DuPont de Nemours & Company	33,314	0	0	33,314
CONSOL Stock Fund	154,827	0	0	154,827
CNX Stock Fund	26,551	0	0	26,551
Daimler Chrysler AG	39	0	0	39
Participant Loans	0	0	15,772	15,772

Total Assets at Fair Value	$529,688	$542,337	$15,860	$1,087,885

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

3. FAIR VALUE MEASUREMENTS (Continued)

(in thousands of dollars)	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Stable Value Fund	$64,643	$500,399	$96	$565,138
Registered Investment Companies	140,899	0	0	140,899
Collective Trusts	0	54,209	0	54,209
Pooled Separate Accounts	0	1,105	0	1,105
Common Stock:
E.I. DuPont de Nemours & Company	27,051	0	0	27,051
CONSOL Stock Fund	99,289	0	0	99,289
CNX Stock Fund	23,829	0	0	23,829
Daimler Chrysler AG	33	0	0	33
Participant Loans	0	0	13,995	13,995

Total Assets at Fair Value	$355,744	$555,713	$14,091	$925,548

The table below sets forth a summary of changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

	Level 3 Assets
(in thousands of dollars)	For the Year Ended December 31, 2009
	Stable Value Fund-Other Fixed Income Funds	Participant Loans
Balance, Beginning of Year	$96	$13,995
Unrealized Losses Relating to Instruments Still Held at the Reporting Date	(5)	0
Purchases, Sales, Issuances and Settlements—Net	(3)	1,668
Merged Plan	0	109

Balance, End of Year	$88	$15,772

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

4. INVESTMENTS

The following presents individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

(in thousands of dollars)	2009	2008

CONSOL Stock Fund	$154,827	$99,289
*PIMCO Low Duration Fund	86,098	46,441	**
*GEM Trust Short Duration	74,099	82,902
*GEM Trust Risk-Controlled 2	73,667	65,461
*GEM Trust Opportunistic 1	60,284	54,639
*GEM Trust Opportunistic 2	77,588	69,817
*GEM Trust Opportunistic 3	64,718	56,142

*	These investments are included in the Stable Value Fund.
**	For comparative purposes only. Amount does not exceed 5% of net assets available for benefits.

During 2009 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by approximately $162,789,000 as follows:

(in thousands of dollars)	Net Appreciation in Fair Value of Investments
Stable Value Fund	$20,934
Registered Investment Companies	45,711
Common Stock:
E.I. DuPont de Nemours & Company	8,483
CONSOL Stock Fund	74,633
CNX Stock Fund	2,033
Daimler Chrysler AG	11
Collective Trusts	10,984

$162,789

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

4. INVESTMENTS (Continued)

The SVF is a separate account held by the Plan. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided. The SVF includes traditional GIC contracts as well as SYN contracts. A SYN contract provides for a guaranteed return on principal over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of SYN contracts is approximately $(3,900,000) and $25,800,000 at December 31, 2009 and 2008, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts are (less) greater than the value of the underlying assets.

The following reflects the adjustment between the underlying securities and the insurance contract values in the SVF:

	December 31
(in thousands of dollars)	2009	2008

Investments at Fair Value	$590,989	$551,406
Wrapper Contracts (at Fair Value)	4,811	13,732

	595,800	565,138
Adjustment from Fair Value to Contract Value	(11,414)	9,357

Investments at Contract Value	$584,386	$574,495

The composition of assets of the SVF at contract value as of December 31, 2009 and 2008 are as follows:

(in thousands of dollars)	2009	2008

Insurance Wrapper Contracts	$507,139	$489,486
Guaranteed Investment Contracts	63,895	76,748
Short-term Investments	13,352	8,261

	$584,386	$574,495

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

4. INVESTMENTS (Continued)

SYN contracts within the SVF are comprised of the following:

		December 31
(in thousands of dollars)	Credit Rating	2009	2008
Insurance Wrapper Contracts (at Contract Value):
Royal Bank of Canada	AAA	$0	$17,758
AIG Life Insurance Company	AAA	31,230	26,781
ING Life Insurance & Annuity Co.	AAA	31,230	26,781
JPMorgan Chase Bank	AAA	31,230	26,781
Monumental Life Insurance Co.	AAA	31,229	26,780
State Street Bank & Trust	AAA	31,229	26,780
AIG Life Insurance Company	AA	70,198	67,565
ING Life Insurance & Annuity Co.	AA	70,198	67,565
JPMorgan Chase Bank	AA	70,198	67,565
Monumental Life Insurance Co.	AA	70,198	67,565
State Street Bank & Trust	AA	70,199	67,565

Total Insurance Wrapper Contracts (at Contract Value)		$507,139	$489,486

The composition of changes in net assets of the SVF for the year ended December 31, 2009 is as follows:

(in thousands of dollars)
Employer Contributions	$8,209
Participant Contributions and Rollovers	25,718

Total Contributions	33,927
Interest and Dividend Income	563
Net Realized/Unrealized Appreciation in Investment Value	20,934
Benefits Paid to Participants	(81,770)
Administrative Expense	(39)
Net Loan Activity	(563)
Net Interfund Transfers	36,839

Increase in Net Assets Available for Benefits	9,891
Net Assets Available for Benefits
Beginning of Year	574,495

End of Year	$584,386

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

4. INVESTMENTS (Continued)

The aggregate crediting rates for all contracts as of December 31, 2009 and 2008 were 3.89% and 4.76%, respectively. Contract or crediting rates for GIC contracts are negotiated with the issuer and are effective for the life of the contract. The contract or crediting rates for SYN contracts are reset six times per year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate includes each contract’s portfolio market value of fixed income assets, current yield to maturity, duration and contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets. If future crediting rates increase or decrease, the adjustment from fair value to contract value would change in the same direction. The average market value yield of the SVF based on the actual earnings of the underlying assets was approximately 9.64% and (0.11)% in 2009 and 2008, respectively. The average yield of the SVF based on the actual interest rate credited to participants’ accounts in 2009 and 2008 was approximately 3.97% and 4.88%, respectively.

Participants investing in the SVF or Collective Trusts are assigned units at the time of investment based on the net asset value per unit.

5. TAX STATUS

The Plan obtained its latest determination letter on September 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

(in thousands of dollars)	2009	2008

Net Assets Available for Benefits per the Financial Statements	$1,077,733	$936,205
Amounts Allocated to Withdrawing Participants	(280)	(234)
Adjustment from Contract Value to Fair Value for Interest in Collective Trust Relating to Fully Benefit-Responsive Investment Contract	0	(1,019)

Net Assets Available for Benefits per the Form 5500	$1,077,453	$934,952

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009, to Form 5500:

(in thousands of dollars)

Benefits Paid to Participants per the Financial Statements	$109,230
Amounts Allocated to Withdrawing Participants at December 31, 2009	280
Less: Amounts Allocated to Withdrawing Participants at December 31, 2008	(234)

Benefits Paid to Participants per Form 5500	$109,276

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2009 and 2008, but not yet paid as of that date.

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2009, to Form 5500:

(in thousands of dollars)

Total Additions per the Financial Statements	$250,883
2008 Adjustment from Contract Value to Fair Value for Interest in Collective Trust Relating to Fully Benefit-Responsive Investment Contract	1,019

Total Additions per Form 5500	$251,902

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

7. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments include several underlying SYN contract assets as well as two collective investment funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan. In addition, other underlying SYN contract assets include funds managed by State Street Bank & Trust, one of the custodians of the Plan. Therefore, these transactions qualify as those conducted with a party-in-interest to the Plan.

At December 31, 2008, Plan investments included shares of mutual funds, units of collective trust funds, and units of pooled separate accounts managed by Wachovia Bank, N.A., one of the Plan trustees at December 31, 2008, and John Hancock, one of the custodians of the Plan at December 31, 2008. Therefore, any transactions conducted with these entities qualified as those conducted with a party-in-interest to the Plan.

One of the investment vehicles available to employees, the CONSOL Stock Fund, contains stock of CONSOL Energy. The Plan held 3,108,973 shares and 3,474,072 shares of CONSOL Energy common stock at December 31, 2009 and 2008, respectively. The CNX Stock Fund, another investment vehicle that was available to employees in 2009 and 2008, contains stock of CNX Gas. The Plan held 899,429 shares and 872,859 shares of CNX Gas common stock at December 31, 2009 and 2008, respectively.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

8. SUBSEQUENT EVENTS

The Plan administrator has evaluated events and transactions occurring subsequent to the statement of net assets available for benefits date of December 31, 2009 for items that could potentially be recognized or disclosed in these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements, other than the events discussed below.

On June 1, 2010, the Company announced that it completed the acquisition of CNX Gas pursuant to a completed tender offer and short-form merger in which CNX Gas became a wholly owned subsidiary of the Company. In connection with the merger, all outstanding shares of CNX Gas common stock have been converted into the right to receive $38.25 in cash, unless the holder of that stock exercises appraisal rights under Delaware law. Cash proceeds received by the Plan from the tender offer and related merger will be allocated to participant Plan accounts and invested in the SVF. Participants may redirect the investment of those funds at any time after the cash proceeds are received. CNX Gas common stock will no longer be traded on the New York Stock Exchange beginning June 1, 2010, and the CNX Stock Fund is no longer an investment option in the Plan.

The Supervisory Board and Board of Management at Daimler AG discontinued the company’s listing on the New York Stock Exchange. Therefore, Daimler common stock will no longer be an investment option in the Plan. Any participants invested in Daimler common stock that did not transfer their investment prior to this discontinuance automatically had their investment transferred to the SVF on June 11, 2010 after the Daimler common stock listing was discontinued.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

SUPPLEMENTAL SCHEDULE

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2009	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)

	Common Stock

*	CONSOL Stock Fund		3,108,973	$154,827
*	CNX Stock Fund		899,429	26,551
	E.I. DuPont de Nemours & Company		989,423	33,314
	Daimler Chrysler AG		740	39

	Total Common Stock			214,731

	Interests in Registered Investment Companies

	Alliance Bernstein	International Fund	65,534	899
	Columbia	Acorn Fund	593,656	14,651
	Fidelity Investments	Low Priced Stock Fund	252,625	8,069
	PIMCO	Total Return Fund	3,339,709	36,069
	Davis New York	Venture Fund	970,874	30,379
	American Funds	Europacific Growth Fund	492,302	18,845
	Hotchkis and Wiley	Mid Cap Value Fund	822,081	14,715
	Alger	Mid Cap Growth Fund	1,332,236	15,894
	BlackRock	Basic Value Fund	956,687	22,147
	Legg Mason ClearBridge	Large Cap Growth Fund	761,287	17,746
	Vanguard	Bond Market Index Fund	1,187,969	12,295
	Vanguard	International Stock Fund	1,747,163	25,177

	Total Interests in Registered Investment Companies			216,886

	Stable Value Fund
	Hartford Life Insurance Company	GIC, 4.80%, 08/02/2010	5,844,608	5,844
	Hartford Life Insurance Company	GIC, 4.60%, 06/01/2011	7,208,671	7,209
	Metropolitan Life Insurance Co.	GIC, 5.50%, 02/01/2014	5,456,004	5,456
	Metropolitan Life Insurance Co.	GIC, 5.83%, 12/01/2013	5,460,066	5,460
	Metropolitan Life Insurance Co.	GIC, 4.50%, 05/02/2011	4,963,337	4,963
	New York Life Insurance Co.	GIC, 4.40%, 12/02/2010	3,967,714	3,968
	Principal Life Insurance Co.	GIC, 4.95%, 11/02/2012	3,588,854	3,589
	Principal Life Insurance Co.	GIC, 5.20%, 01/01/2014	5,421,692	5,422
	Prudential Retirement Ins. & Annuity Co.	GIC, 5.68%, 12/01/2013	11,167,431	11,167
	Prudential Retirement Ins. & Annuity Co.	GIC, 4.62%, 12/02/2013	10,816,802	10,817
*	Merrill Lynch Government Fund	Money Market Fund, 0.22%	13,352,439	13,352
	Perpetual Window Global Wrap:
	AIG Life Insurance Company	Synthetic GIC 3.49%, opened	31,229,570

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2009	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)

	ING Life Insurance & Annuity Co.	Synthetic GIC 3.49%, opened	31,229,570
	JPMorgan Chase Bank	Synthetic GIC 3.49%, opened	31,229,570
	Monumental Life Insurance Co.	Synthetic GIC 3.49%, opened	31,229,570
*	State Street Bank & Trust	Synthetic GIC 3.49%, opened	31,229,570
	Underlying Security Description:
	PIMCO Low Duration Fund	Mutual Fund	8,367,147	86,098
	GEM Trust Short Duration	6,391,669.7100 units of participation		74,099
	Various Insurance Companies	Synthetic Wrapper Agreements		(4,049)
	Total Return Tier Global Wrap:
	AIG Life Insurance Company	Synthetic GIC 3.98%, opened	70,198,137
	ING Life Insurance & Annuity Co.	Synthetic GIC 3.98%, opened	70,198,137
	JPMorgan Chase Bank	Synthetic GIC 3.98%, opened	70,198,137
	Monumental Life Insurance Co.	Synthetic GIC 3.98%, opened	70,198,137
*	State Street Bank & Trust	Synthetic GIC 3.98%, opened	70,198,137
	Underlying Security Description:
	GEM Trust Risk-Controlled 2	5,698,266.2780 units of participation		73,667
	GEM Trust Opportunistic 1	5,135,347.3059 units of participation		60,284
	GEM Trust Opportunistic 2	5,818,780.8212 units of participation		77,588
	GEM Trust Opportunistic 3	5,369,009.5841 units of participation		64,718
	Australian Dollar	CASH	90	0
	US Dollar	CASH	6,136	6
*	State Street Bank & Trust	0.17% 31 Dec 2030 Short Term Investment Fund	36,261,871	36,262
*	Merrill Lynch Mtg Invs Tr	1% 25 Jul 2037	130,000	0
	FNMA Pool 318107	7% 01 Aug 2025	520	1
	FNMA Pool 306974	7.5% 01 Jun 2025	551	1
	GNMA Pool 373712	6.5% 15 Apr 2026	873	1
	Coors Brewing Co	6.375% 15 May 2012	1,000	1
	GNMA Pool 373607	6.5% 15 Mar 2026	1,462	2
	GNMA Pool 780975	6% 15 Feb 2029	1,933	2
	GNMA II Pool 002348	6% 20 Nov 2011	4,308	4
	General Elec Cap Corp	5.875% 15 Feb 2012	5,000	5
	GNMA Pool 412583	6.5% 15 Apr 2026	5,157	6
	Comcast Cable Communications	7.125% 15 Jun 2013	5,000	6
	GNMA Pool 419569	6.5% 15 Feb 2026	5,901	6
	Colgate Palmolive Co Mtn	4.2% 15 May 2013	6,000	6
	Fed Hm Ln PC Pool D28599	7.5% 01 Dec 2022	6,566	7
	FNMA Pool 414547	7% 01 Feb 2028	6,698	7
	Federal Natl Mtg Assn Remic	9.99% 25 Sep 2017	6,810	8
	GNMA Pool 288117	10% 15 Mar 2020	7,042	8
	Dell Inc	5.625% 15 Apr 2014	8,000	9
	Black + Decker	8.95% 15 Apr 2014	8,000	9

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2009	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)

	March + McLennan Cos Inc	9.25% 15 Apr 2019	8,000	10
	CVS Caremark Corp	6.6% 15 Mar 2019	9,000	10
	GNMA Pool 412234	6.5% 15 May 2026	9,908	11
	Jackson Natl Life Global Fdg	5.375% 08 May 2013	11,000	11
	Federal Natl Mtg Assn	0.01% 09 Oct 2019	21,000	11
	Residential Asset Sec Mtg Pass	6.228% 25 Apr 2032	12,931	11
	Fed Hm Ln PC Pool A13973	5.5% 01 Oct 2033	11,439	12
	Centex Home Equity Ln Tr	5.54% 25 Jan 2032	12,811	12
	Fed Hm Ln PC Pool C80253	9% 01 Jan 2025	11,095	13
	Danske Bk A/S	1% 29 Dec 2049	17,000	13
	Hartford Finl Svcs Group Inc	5.375% 15 Mar 2017	15,000	14
	Fed Hm Ln PC Pool G02405	5.5% 01 Mar 2036	14,649	15
	Residential Asset Sec Mtg Pass	4.59% 25 Aug 2031	16,498	16
	Goldman Sachs Group Inc	6.875% 15 Jan 2011	15,000	16
	EOG Resources Inc	5.625% 01 Jun 2019	15,000	16
	Monumental Global Funding	1% 15 Jan 2010	16,000	16
	Entergy Mississippi	6.64% 01 Jul 2019	15,000	16
	Fortune Brands Inc	6.375% 15 Jun 2014	15,000	16
	Kraft Foods Inc	6.25% 01 Jun 2012	15,000	16
	Bemis Company Inc	6.8% 01 Aug 2019	15,000	16
	TJX Cos Inc	4.2% 15 Aug 2015	16,000	17
	Credit Suisse First Boston Usa	6.125% 15 Nov 2011	16,000	17
	TJX Cos Inc	6.95% 15 Apr 2019	15,000	17
	Residential Asset Sec Mtg Pass	1% 25 Mar 2034	20,438	17
	Bellsouth Corp	5.2% 15 Dec 2016	17,000	18
	Intl Bk For Recon + Dev	0.01% 15 Feb 2015	21,000	18
	Ingersoll Rand Gl Hld Co	9.5% 15 Apr 2014	15,000	18
	Florence Italy	6.14% 15 Apr 2014	17,100	18
	Panhandle East Pipe Line	8.125% 01 Jun 2019	16,000	18
	Citigroup Inc	5.5% 27 Aug 2012	18,000	19
	GNMA Pool 296513	10% 15 Dec 2020	16,722	19
	Kimberly Clark Corp	4.875% 15 Aug 2015	18,000	19
	BHP Billiton Fin USA Ltd	6.5% 01 Apr 2019	17,000	20
	Citigroup Inc	5.25% 27 Feb 2012	19,000	20
	Comcast Corp New	5.7% 15 May 2018	19,000	20
	Campbell Soup Co	4.5% 15 Feb 2019	20,000	20
	Valspar Corp	6.05% 01 May 2017	20,000	20
	GNMA Pool 426119	8% 15 Jun 2026	17,814	20
	GNMA Pool 424276	6.5% 15 Mar 2026	19,363	21
	Union Elec Co	6.7% 01 Feb 2019	19,000	21
	New Brunswick Prov CDA	5.2% 21 Feb 2017	20,000	22

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2009	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)

	Oracle Corp	5.75% 15 Apr 2018	20,000	22
	Chase Fdg Tr	6.892% 25 Nov 2031	25,597	22
	Fed Hm Ln PC Pool A53740	5.5% 01 Nov 2036	21,887	23
	Metlife Inc	7.717% 15 Feb 2019	20,000	24
	Wachovia Bk Coml Mtg Tr	4.498% 15 Aug 2035	23,934	24
	Time Warner Cable Inc	3.5% 01 Feb 2015	25,000	25
	Petroleos Mexicanos	4.875% 15 Mar 2015	25,000	25
	Baxter Intl Inc	4.5% 15 Aug 2019	25,000	25
	Prudential Finl Inc	5.1% 14 Dec 2011	24,000	25
	GNMA Pool 457932	6% 15 Dec 2028	23,483	25
	Comcast Corp New	6.3% 15 Nov 2017	23,000	25
	Federal Realty Invs Trst	5.95% 15 Aug 2014	25,000	25
	Marathon Oil Corp	7.5% 15 Feb 2019	22,000	25
	Century Link	6.15% 15 Sep 2019	25,000	26
	Federal Natl Mtg Assn	5.25% 01 Aug 2012	24,000	26
	Residential Asset Mortgage Pro	5.98% 25 Dec 2033	31,593	26
	Citigroup Inc	6.375% 12 Aug 2014	25,000	26
	Federal Home Ln Bks	4.625% 09 Mar 2018	25,000	26
	Citifinacial Mtg Secs Inc	1% 25 Oct 2033	27,576	26
	Goldman Sachs Group	5.95% 18 Jan 2018	25,000	26
	FNMA Pool 987022	5.5% 01 Aug 2038	25,201	26
	Marathon Oil Corp	6.8% 15 Mar 2032	25,000	27
	Time Warner Inc New	5.5% 15 Nov 2011	25,000	27
	Kroger Co	6.8% 01 Apr 2011	25,000	27
	Colgate Palmolive Co Mtn	5.98% 25 Apr 2012	25,000	27
	Florida Pwr + Lt Co	6.2% 01 Jun 2036	25,000	27
	Reed Elsevier Cap Inc	7.75% 15 Jan 2014	24,000	27
	Fed Hm Ln PC Pool A76334	4.5% 01 Apr 2038	28,127	28
	Duke Energy Carolinas LLC	7% 15 Nov 2018	25,000	29
	Talisman Energy	7.75% 01 Jun 2019	25,000	29
	Valero Energy Corp	9.375% 15 Mar 2019	25,000	30
	Equity One Abs Inc	5.05% 25 Sep 2033	35,001	30
	FNMA Pool 986390	5% 01 Jul 2038	29,141	30
	BB+T Corporation	6.85% 30 Apr 2019	27,000	30
*	Merrill Lynch + Co Inc	6.4% 28 Aug 2017	29,000	31
	Capital One Financial Co	7.375% 23 May 2014	27,000	31
	LB UBS Coml Mtg Tr	6.51% 15 Dec 2026	29,877	31
	Residential Asset Sec Mtg Pass	1% 25 Dec 2031	35,386	31
	Hospitality Prop Trust	7.875% 15 Aug 2014	30,000	31
	Goldman Sachs Group Inc	5.7% 01 Sep 2012	29,000	31
	Pacific Life Global Fdg	5.15% 15 Apr 2013	30,000	31

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2009	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)

	Duke Realty LP	8.25% 15 Aug 2019	30,000	31
	Bear Stearns Cos Inc	5.3% 30 Oct 2015	30,000	32
	Markel Corp	7.125% 30 Sep 2019	31,000	32
	Nevada Pwr Co	6.5% 15 May 2018	30,000	32
	Peco Energy Co	5% 01 Oct 2014	30,000	32
	Continental Airls Pass Thru Tr	6.94% 15 Apr 2015	32,901	32
	Magellan Midstream Partn	6.55% 15 Jul 2019	30,000	33
	Donnelley R R + Sons	8.6% 15 Aug 2016	30,000	33
	Xerox Corporation	4.25% 15 Feb 2015	33,000	33
	Prudential Finl Inc	6.1% 15 Jun 2017	32,000	33
	Airgas Inc	4.5% 15 Sep 2014	33,000	33
	Commercial Cr Group Inc	6.625% 01 Jun 2015	34,000	34
	Lincoln Natl Corp In	8.75% 01 Jul 2019	30,000	34
	Aflac Inc	8.5% 15 May 2019	30,000	35
	CSX Corp	6% 01 Oct 2036	35,000	35
	France Telecom	5.375% 08 Jul 2019	33,000	35
	Federal Natl Mtg Assn Remic	8.5% 25 Sep 2021	31,268	35
	Financing Corp	10.35% 03 Aug 2018	25,000	35
	Archer Daniels Midland Co	7% 01 Feb 2031	31,000	35
	American Express Co	8.125% 20 May 2019	30,000	36
	Ford Mtr Cr Co	7.375% 01 Feb 2011	35,000	36
	Autozone Inc	5.75% 15 Jan 2015	33,000	36
	Chase Fdg Mtg Ln	4.364% 25 Aug 2014	39,319	36
	Questar Market Resources	6.8% 01 Mar 2020	35,000	36
	Nationwide Life Global Fdg	5.45% 02 Oct 2012	37,000	37
	McDonalds Corp	4.125% 01 Jun 2013	35,000	37
	Simon Property Group LP	6.75% 15 May 2014	35,000	37
	FNMA Pool 991107	5.5% 01 Dec 2038	35,839	38
	Metlife Inc	6.75% 01 Jun 2016	34,000	38
	Centex Home Equity Ln Tr	1% 25 Jun 2033	44,675	38
	Ppl Energy Supply LLC	6.2% 15 May 2016	37,000	39
	Metlife Inc	6.817% 15 Aug 2018	35,000	39
	Keycorp Mtn Book Entry	6.5% 14 May 2013	38,000	39
	HCC Insurance Holdings I	6.3% 15 Nov 2019	39,000	40
	Penney J C Inc	7.625% 01 Mar 2097	45,000	41
	Lockheed Martin Corp	7.75% 01 May 2026	35,000	42
*	Merrill Lynch + Co Inc	5.45% 05 Feb 2013	40,000	42
	Federal Home Loan Mtg Corp	5.875% 21 Mar 2011	40,000	42
	Vodafone Airtouch Plc	7.75% 15 Feb 2010	42,000	42
	Liberty Media Corp New	5.7% 15 May 2013	45,000	43
	Continental Airls Pass Thru Tr	7.256% 15 Mar 2020	44,530	44

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2009	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)

	Principal Life Income Fund Tr	5.15% 30 Sep 2011	42,000	44
	Federal Natl Mtg Assn	4.625% 01 May 2013	42,000	44
	Deere John Cap Corp	7% 15 Mar 2012	40,000	44
	FNMA Pool 323347	7% 01 Sep 2028	40,249	45
	Caterpillar Financial Se	6.125% 17 Feb 2014	40,000	45
	IBM Corp	7.125% 01 Dec 2096	40,000	45
	British Sky Broadcasting Group	9.5% 15 Nov 2018	35,000	45
	Diageo Cap Plc	5.5% 30 Sep 2016	42,000	45
	Anheuser Busch Invev Worldwide	7.75% 15 Jan 2019	39,000	46
	Saxon Asset Secs Tr	1% 25 Aug 2035	53,775	47
	Kraft Foods Inc	6.5% 01 Nov 2031	47,000	47
	Goldman Sachs Group Inc	5.125% 15 Jan 2015	45,000	47
	Royal Bank Of Scotland Grp Plc	4.7% 03 Jul 2018	61,000	47
	Principal Financial Group	8.875% 15 May 2019	42,000	48
*	Merrill Lynch + Co Inc	6.875% 25 Apr 2018	45,000	48
	Allstate Corp	6.125% 15 Feb 2012	45,000	49
	Northwest Airls Pass Thru Trs	6.841% 01 Apr 2011	50,000	49
	CSX Corp	7.375% 01 Feb 2019	43,000	49
	Niagara Mohawk Power	4.881% 15 Aug 2019	50,000	50
	Assurant Inc	6.75% 15 Feb 2034	55,000	50
	Jackson Natl Life Global Fdg	6.125% 30 May 2012	47,000	50
	Westlb AG New York Brh	4.796% 15 Jul 2015	48,000	50
	FNMA Pool 906693	5.5% 01 Dec 2036	47,834	50
	GNMA Pool 377590	8% 15 Aug 2025	45,037	52
	Quebec Prov CDA	4.6% 26 May 2015	50,000	53
	Continental Airls	5.983% 19 Apr 2022	55,000	53
	Federal Natl Mtg Assn	5.125% 02 Jan 2014	51,000	54
	CXHE 2004 A AF5	4.93% 25 Jan 2034	75,000	56
	Gannett Co Inc	5.75% 01 Jun 2011	56,000	56
	AT+T Inc	6.7% 15 Nov 2013	50,000	56
	FNMA Pool 928560	5.5% 01 Jul 2037	54,087	57
	GNMA Pool 413641	6.5% 15 Apr 2026	52,933	57
	AT+T Broadband Corp	8.375% 15 Mar 2013	50,000	58
	US Treasury Nts	2.375% 15 Jan 2017	53,597	58
	Long Beach Mtg Ln Tr	1% 25 Nov 2036	170,000	59
	Empresa Nacional De Electricid	8.625% 01 Aug 2015	50,000	59
	Massachusetss Mut Life Ins Co	5.625% 15 May 2033	70,000	59
	Toyota Mtr Cr Corp	5.45% 18 May 2011	58,000	61
	Sprint Cap Corp	8.75% 15 Mar 2032	65,000	61
	Corning Inc	7% 15 May 2024	59,000	62
	Becton Dickinson + Co	5% 15 May 2019	60,000	62

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2009	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)

	Morgan Stanley Group Inc	8% 15 Jun 2010	60,000	62
	General Elec Cap Corp	5.9% 13 May 2014	58,000	63
	Tennessee Valley Authority	6.25% 15 Dec 2017	55,000	63
	Dell Inc	5.875% 15 Jun 2019	60,000	63
	Sumitomo Mitsui Bk Corp	8% 15 Jun 2012	58,000	65
	Residential Asset Mtg Prods	4.57% 25 Nov 2032	67,165	65
	Small Business Admin Partn Ctf	4.12% 01 Mar 2014	63,259	65
	Petroleos Mexicanos	8% 03 May 2019	57,000	66
	Countrywide Finl Corp	6.25% 15 May 2016	65,000	66
	Wachovia Corp	5.5% 01 May 2013	63,000	67
	IBM Corp	6.22% 01 Aug 2027	65,000	69
	Federal Natl Mtg Assn	6.25% 01 Feb 2011	67,000	70
	Colgate Palmolive Co Mtn	5.2% 07 Nov 2016	65,000	70
	Financing Corp Princ Fico Strp	0.01% 30 Nov 2017	100,000	71
	Cincinnati Finl Corp	6.125% 01 Nov 2034	80,000	71
	Freeport McMoran Copper + Gold	8.375% 01 Apr 2017	65,000	71
	Allegheny Ludlum Corp	6.95% 15 Dec 2025	79,000	72
	Residential Asset Mtg Prods	4.609% 25 Jan 2034	81,117	73
	Kroger Co	4.95% 15 Jan 2015	70,000	73
	CRH Amer Inc	5.625% 30 Sep 2011	70,000	74
	Allstate Corp	5% 15 Aug 2014	70,000	74
	Comerica Inc	4.8% 01 May 2015	80,000	74
	Verizon Communications Inc	8.75% 01 Nov 2018	60,000	75
	MSM 2004 10AR 2A1	1% 25 Nov 2034	82,391	76
	Continental Airls Pass Thru Tr	8.048% 01 May 2022	77,929	77
	Comcast Corp New	5.85% 15 Nov 2015	70,000	77
	AES Eastn Energy LP	9% 02 Jan 2017	78,975	79
	GTE Corp	6.94% 15 Apr 2028	79,000	81
	Tyson Foods Inc	7% 01 May 2018	86,000	81
	Citigroup Inc	5.5% 11 Apr 2013	79,000	82
	Owens Corning New	6.5% 01 Dec 2016	80,000	82
	Structured Asset Secs Corp	1% 25 Jul 2034	90,000	83
	Residential Asset Sec Mtg Pass	4.83% 25 Oct 2033	93,788	84
	Bear Stearns Cos Inc Med Term	6.95% 10 Aug 2012	75,000	84
	Public Svc Elec + Gas Co	9.25% 01 Jun 2021	65,000	85
	Boston Scientific Corp	1% 15 Nov 2015	80,000	86
	Inter Amern Dev Bk	8.5% 15 Mar 2011	80,000	87
	Bear Stearns Cos Inc	7.25% 01 Feb 2018	76,000	87
	Fisher Scientific Intl Inc	6.125% 01 Jul 2015	85,000	88
	New Vy Gereration 1	7.299% 15 Mar 2019	75,719	88
	British Telecommunications Plc	1% 15 Dec 2010	82,000	88

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2009	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)

	FNMA Pool 906868	5.5% 01 Dec 2036	84,129	88
	Republic Services Inc	5.25% 15 Nov 2021	90,000	88
	Procter + Gamble Co	8% 26 Oct 2029	69,000	89
	DBS Bk Ltd Singapore	5% 15 Nov 2019	90,000	91
	Morgan Stanley	5.625% 23 Sep 2019	91,000	92
	Inter American Devel Bk	3.875% 17 Sep 2019	95,000	93
	Brunswick Corp	7.375% 01 Sep 2023	140,000	94
	FNMA Pool 865752	5.5% 01 Jan 2036	90,987	96
	Commonwealth Edison Co	6.15% 15 Mar 2012	89,000	96
	Nationsbank Corp	7.8% 15 Sep 2016	89,000	97
	Chase Fdg Mtg Ln	6.595% 25 Feb 2032	105,201	98
	Schering Plough Corp	5.3% 01 Dec 2013	90,000	99
	Comm 2001 J1	1% 15 Feb 2034	100,000	99
	Citigroup Inc	4.625% 03 Aug 2010	100,000	102
	Bellsouth Corp	6% 15 Oct 2011	95,000	103
	General Mtrs Accep Corp	7% 01 Feb 2012	105,000	103
	Time Warner Inc	9.125% 15 Jan 2013	90,000	104
	Ford Mtr Cr Co	7.25% 25 Oct 2011	105,000	106
	Korea Electric Power	5.5% 21 Jul 2014	100,000	106
	Meccanica Holdings USA	6.25% 15 Jul 2019	100,000	107
	Financing Corp	9.4% 08 Feb 2018	80,000	107
	BBV Intl Fin Ltd	7% 01 Dec 2025	112,000	108
	British Telecommunications Plc	1% 15 Dec 2030	85,000	108
	United States Treas Bds	2% 15 Jan 2026	108,914	109
	Time Warner Entmt Co LP	8.875% 01 Oct 2012	100,000	115
	Hutchison Whampoa Ltd	7.625% 09 Apr 2019	100,000	115
	Commonwealth Edison Co	7.5% 01 Jul 2013	105,000	116
	RPM International Inc	6.125% 15 Oct 2019	116,000	117
	Southwest Gas Corp	8.375% 15 Feb 2011	110,000	117
	FNMA Pool Aa4667	5% 01 May 2039	114,644	118
	Cit Group Home Equity Loan Tr	6.2% 25 Feb 2030	132,232	118
	Becton Dickinson + Co	7% 01 Aug 2027	103,000	118
	Deutsche Telekom Intl	8.5% 15 Jun 2010	115,000	119
	DELHE 2000 1 M2	8.09% 15 May 2030	132,077	120
	Landesbank Baden Wurttembe	7.625% 01 Feb 2023	106,000	120
	NStar	8% 15 Feb 2010	120,000	121
	Financing Corp Cpn Fico Strips	0.01% 06 Jun 2018	180,000	123
	JPMorgan Chase + Co	4.5% 15 Jan 2012	120,000	126
	General Mtrs Accep Corp	6.875% 15 Sep 2011	130,000	129
	Duke Cap Corp	6.75% 15 Jul 2018	121,000	129
	Ppl Energy Supply LLC	5.7% 15 Oct 2015	125,000	130

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2009	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)

	United States Treas Nts	4.25% 15 Nov 2017	125,000	131
	Inter Amern Dev Bk	7% 15 Jun 2025	112,000	132
	Masco Corp	1% 12 Mar 2010	135,000	134
	Ontario Prov CDA	4% 16 Jun 2014	129,000	135
	Equitable Res Inc	7.75% 15 Jul 2026	130,000	136
	Ontario Hydro	7.45% 31 Mar 2013	120,000	137
	FNMA Pool 902791	5.5% 01 Dec 2036	134,048	141
	Norsk Hydro AS	7.15% 15 Nov 2025	125,000	145
	FNMA Pool 975593	5% 01 Jun 2038	143,570	147
	USAA Capital Corp	3.5% 17 Jul 2014	150,000	148
	Morgan Stanley Group Inc	5.3% 01 Mar 2013	143,000	151
	Hydro Quebec	8.4% 15 Jan 2022	120,000	153
	General Elec Cap Corp	6% 07 Aug 2019	150,000	156
	United States Treas	1.625% 15 Jan 2018	154,779	158
	United States Tres Sc Strp Int	0% 15 Nov 2027	400,000	166
	Eastman Chem Co	7.25% 15 Jan 2024	155,000	168
	Anadarko Petroleum Corp	6.95% 15 Jun 2019	159,000	180
	United States Treas Nts	1.875% 15 Jul 2013	176,547	186
	Landesbank Baden Wurttemberg	5.05% 30 Dec 2015	200,000	188
	Qwest Capital Funding	6.875% 15 Jul 2028	236,000	191
	United States Treas Nts	1.375% 15 Jul 2018	200,492	201
	I.B.R.D. World Bank	5.5% 25 Nov 2013	181,000	201
	Burlington Northn Santa Fe	7.125% 15 Dec 2010	200,000	212
	Inter Amer Dev Bk	0.5% 17 Apr 2023	400,000	214
	FNMA Pool 886858	6% 01 Sep 2036	205,127	218
	Federal Home Loan Bank	4.875% 27 Nov 2013	200,000	219
	United States Treas Bds	1.75% 15 Jan 2028	232,169	223
	Fed Hm Ln Pc Pool G08273	5.5% 01 Jun 2038	221,410	232
	GNMA Pool 583078	5.5% 15 Feb 2035	244,071	257
	GNMA Pool 782011	5% 15 Dec 2035	258,507	267
	Private Expt Fdg Corp	5.45% 15 Sep 2017	250,000	268
	CNA Finl Corp	7.25% 15 Nov 2023	285,000	268
	FNMA Pool 735897	5.5% 01 Oct 2035	274,176	288
	Citigroup Inc	8.5% 22 May 2019	253,000	292
	Federal Home Ln Mtg Pc Gtd	8% 25 Apr 2024	270,085	295
	FNMA Pool 851336	5.5% 01 Feb 2036	287,491	301
	Bank Of America	7.8% 15 Feb 2010	300,000	302
	First Horizon Mtg Tr	1% 25 Aug 2035	473,947	310
	Federal Home Ln Mtg Corp	4.125% 27 Sep 2013	300,000	320
	Murphy Oil Corp	7.05% 01 May 2029	320,000	320
	Fed Hm Ln Pc Pool A78453	5% 01 Jul 2038	347,661	357

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2009	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)

	Autopista Del Maipo Sociedad	7.373% 15 Jun 2022	402,232	362
	Federal Farm Cr Bks	4.85% 29 Jul 2020	400,000	403
	Pacificorp	6.71% 15 Jan 2026	400,000	429
	Federal Home Ln Mtg Corp	5.5% 23 Aug 2017	400,000	447
	Intl Bk For Recon + Dev	0.01% 15 Feb 2016	573,000	455
	Financing Corp	8.6% 26 Sep 2019	358,000	462
	Applied Matls Inc	7.125% 15 Oct 2017	432,000	484
	Fed Hm Ln Pc Pool A74216	4.5% 01 Mar 2038	507,953	507
	Federal Natl Mtg Assn	5.5% 15 Mar 2011	530,000	560
	Financing Corp	9.65% 02 Nov 2018	450,000	614
	Fannie Mae	5.375% 12 Jun 2017	575,000	638
	Federal Natl Mtg Assn	1% 25 Dec 2038	623,748	676
	BGB Finance(Ire)	7.125% 27 Feb 2012	700,000	736
	United States Tres Sc Strp Int	0% 15 Aug 2017	1,035,000	780
	United States Tres Sc Strp Int	0% 15 Feb 2019	1,304,000	904
	Federal Natl Mtg Assn	4.75% 19 Nov 2012	1,000,000	1,083
	Federal Home Ln Mtg Corp	8.25% 01 Jun 2016	1,019,000	1,225
	United States Treas Nts	2.75% 15 Feb 2019	1,500,000	1,381
	United States Tres Sc Strp Int	0.01% 15 May 2020	3,245,000	2,087
	Government Tr Ctfs	0.01% 15 May 2011	2,380,000	2,332
	FNMA Tba Jan 30 Single Fam	5% 01 Dec 2099	3,000,000	3,078
	FNMA Tba Jan 30 Single Fam	5.5% 01 Dec 2099	3,000,000	3,140
	FHLMC Tba Jan 30 Gold Single	6% 01 Dec 2099	3,200,000	3,393
	GNMA I Tba Jan 30 Single Fam	4.5% 15 Dec 2099	5,000,000	5,003
	FHLMC Tba Jan 30 Gold Single	5% 01 Dec 2099	5,700,000	5,844
	90 Day Eurodollar Futures CME	15 Mar 2010	1,000,000	0
	90 Day Eurodollar Futures CME	19 Dec 2011	(500,000)	0
	10 Yr US Treasury Note Futures	22 Mar 2010	(1,300,000)	0
	10 Yr Interest Rate Swap Future	15 Mar 2010	(300,000)	0
	90 Day Eurodollar Futures CME	17 Dec 2012	(250,000)	0
	10 Yr US Treasury Note Futures	22 Mar 2010	4,100,000	0
	5 Yr US Treasury Note Futures	31 Mar 2010	(10,700,000)	0
	90 Day Eurodollar Futures CME	18 Jun 2012	(500,000)	0
	5 Yr US Treasury Note Futures	31 Mar 2010	3,900,000	0
	90 Day Eurodollar Futures CME	18 Mar 2013	(250,000)	0
	90 Day Eurodollar Futures CME	17 Sep 2012	(250,000)	0
	90 Day Eurodollar Futures CME	13 Dec 2010	500,000	0
	90 Day Eurodollar Futures CME	19 Sep 2011	(1,000,000)	0
	2 Yr US Treasury Note Futures	31 Mar 2010	4,800,000	0
	90 Day Eurodollar Futures CME	13 Sep 2010	1,500,000	0
	90 Day Eurodollar Futures CME	14 Jun 2010	2,750,000	0

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2009	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)

	90 Day Eurodollar Futures CME	14 Mar 2011	500,000	0
	90 Day Eurodollar Futures CME	13 Jun 2011	500,000	0
	30 Yr US Treasury Bond Futures	22 Mar 2010	(3,600,000)	0
	Various Payables			(20,372)
	Various Insurance Companies	Synthetic Wrapper Agreements		180

	Total Stable Value Fund			584,386

	Collective Trusts

*	Merrill Lynch	Extended Market Index Trust	847,763	7,520
*	Merrill Lynch	Equity Index Trust	404,446	37,176

	Total Collective Trusts			44,696

*	Participant Loans	3.25% to 10.00%	0	15,772

				$1,076,471

*	Indicates parties-in-interest.
**	Cost information is not required for participant-directed investments and, therefore is not included.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the CONSOL Energy Inc. Investment Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: June 25, 2010	By:	/S/ WILLIAM J. LYONS
William J. Lyons
Plan Administrator